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J'on Simpson · 3rd

Adobe Analytics|Google Analytics|Adobe Launch|Google Tag Manager|Web Analyst|Analytics Engineer|Tag Management|Analytics

Atlanta Metropolitan Area · 500+ connections · Contact info

EY

Central Michigan Universit

Experience

Analytics Engineering Consultant

EY · Contract

Jan 2019 – Present · 2 yrs 4 mos

Facilitate identifying KPIs and KBRs for 5 different healthcare properties defining success and failure metrics.
Produce the digitalData Layer (DDL) schema specification for pharmaceutical agile projects based on defined KPIs.
Communicate the digitalData Layer (DDL) schema specification through Jira user stories and confluence pages.
Manage and review the Software Server Engineering team's DDL implementation code
Added 50+ rules for reading from the digital data layer in Adobe Launch and sendi ...see more

Web Analytics Consultant

mroads · Contract

May 2019 – Dec 2019 · 8 mos

Atlanta Metropolitan Area

Utilized Adobe Analytics to track measurement of online data and customer behavior.
Designed and built data analysis models on large data sets using Adobe Workspace.

Using Adobe Processing Rules increased funnel conversion rates to Thank You page by 15%
within 4 months

...see more



Web Analytics Consultant

AT&T

Jan 2018 – Apr 2019 · 1 yr 4 mos

Greater Atlanta Area

Accomplishments:
End to End implementation management of 50+ wireless sales pages within att.com portal.
Pathing to conversion funnel reports created A/B testing which improved traffic by 15% to
focused landing pages.

...see more



Web Analytics Consultant

Yoh, A Day & Zimmermann Company · Contract

Apr 2015 – Jan 2018 · 2 yrs 10 mos

Atlanta Metropolitan Area

Measurement of Online Data and Customer Behavior which includes management,
implementation, reporting and analysis.

Clients for this engagement includes:

...see more



Sr. Web Analyst

The Home Depot

May 2014 – Apr 2015 · 1 yr

Greater Atlanta Area

Accomplishments:
Implemented tagging strategy using Google and Adobe Tag Manager for marketing programs
leading 15% increase in self-serve from stakeholders.
Developed Marketing Measurement Model strategy which helps organization focus ...see more

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Education



Central Michigan University

Master of Science in Administration (MSA), Information Resource Management

2007 – 2010

Adobe Top Gun Training (Adam Greco)

Accelerate Conference, Adobe SiteCatalyst Implementations

2014 – 2014

Barber-Scotia College

B.S., Mass Communications

1991 – 1995

Skills & endorsements

Google Analytics

Analytics

Web Analytics

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Recommendations

Received (0)   **Given (4)**



Dharamveer Singh
Team Lead at Tanisha
Systems, Inc
October 15, 2020, Dharamveer
was a client of J'on's

Dharamveer was very instrumental in helping me land an opportunity with Photon. His knowledge and organizational skill in the area of recruitment are second to none!



Anurag Tumkur
Hiring Technology
Professionals
July 19, 2012, J'on worked with
Anurag but at different
companies

Anurag is a fantastic recruiter who is honest and works hard to get you in front of some of the best contracts in Atlanta. He also stays in touch and keeps you up to date on when working with him to land a new contract opportunity. Anurag is professional, but also cares about your career goals.

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